Mail Stop 3561

June 9, 2009

Kerry Propper
Chief Executive Officer
Chardan Acquisition Corp.
17 State Street, Suite 1600
New York, NY 10004

> **Re:** **Chardan Acquisition Corp.**
> **Amendment No. 2 to Form 10**
> **Filed May 13, 2009**
> **File No. 000-53465**

Dear Mr. Propper:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq
   Via Facsimile (732) 577-1188